Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Sally Beauty Holdings, Inc.:

        We consent to the use of our report dated December 21, 2006, except as to notes 18 and 21, which are as of July 6, 2007, with respect to the consolidated balance sheets of Sally Holdings, Inc. and subsidiaries as of September 30, 2006 and 2005, and the related consolidated statements of earnings, cash flows and stockholder's equity for each of the years in the three-year period ended September 30, 2006, included herein, and to the reference to our firm under the heading "Experts" in the prospectus.

        Our report refers to a change in the Sally Holdings, Inc.'s method of accounting for share-based payment effective October 1, 2005.

        /s/ KPMG LLP

Dallas, Texas
July 6, 2007